UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55 5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for

July 2015 Up 15.5% Year over Year

Mexico City, August 5, 2015 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for July 2015 increased by 15.5% when compared to July 2014.

This announcement reflects comparisons between July 1 through July 31, 2015 and 2014. Transit and general aviation passengers are excluded.

Domestic
Airport	July 2014	July 2015	% Change
Cancún	651,977	714,113	9.5%
Cozumel	8,429	10,185	20.8%
Huatulco	41,531	53,806	29.6%
Mérida	118,024	148,083	25.5%
Minatitlán	19,415	21,946	13.0%
Oaxaca	47,556	61,676	29.7%
Tapachula	13,047	24,239	85.8%
Veracruz	99,804	113,149	13.4%
Villahermosa	96,370	115,374	19.7%
Total Domestic	1,096,153	1,262,571	15.2%

International
Airport	July 2014	July 2015	% Change
Cancún	1,047,031	1,222,180	16.7%
Cozumel	44,143	48,546	10.0%
Huatulco	2,296	1,653	-28.0%
Mérida	11,845	12,429	4.9%
Minatitlán	1,051	1,131	7.6%
Oaxaca	5,918	7,176	21.3%
Tapachula	1,079	1,152	6.8%
Veracruz	8,996	9,284	3.2%
Villahermosa	7,329	5,199	-29.1%
Total International	1,129,688	1,308,750	15.9%

ASUR Page 1 of 2

Total
Airport	July 2014	July 2015	% Change
Cancún	1,699,008	1,936,293	14.0%
Cozumel	52,572	58,731	11.7%
Huatulco	43,827	55,459	26.5%
Mérida	129,869	160,512	23.6%
Minatitlán	20,466	23,077	12.8%
Oaxaca	53,474	68,852	28.8%
Tapachula	14,126	25,391	79.7%
Veracruz	108,800	122,433	12.5%
Villahermosa	103,699	120,573	16.3%
ASUR Total	2,225,841	2,571,321	15.5%

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: August 5, 2015